Contact

www.linkedin.com/in/anthony-nanula-8b77164 (LinkedIn)

Top Skills

Mergers & Acquisitions
Investments
Leadership

Anthony Nanula

Chief Investment Officer, Sinatra and Company Real Estate, LLC
Buffalo, New York, United States

Summary

Anthony Nanula is Chief Investment Officer at Sinatra & Co. Real Estate, a vertically integrated multifamily real estate firm headquartered in Buffalo, NY and Tampa, FL that owns and manages 4,000+ units with $700 million of AUM. His family office is a co-owner and actively invests in Sinatra & Co. projects as well as a number of other portfolio enterprises in financial services, consumer goods and real estate.

Anthony is a financier and serial entrepreneur who brings diverse experience to Sinatra & Co. In addition to co-founding Chalice Financial Network and Niagara International Capital (a registered broker-dealer), he co-founded Essex Homes of WNY, Inc., a leading Western NY regional homebuilder.

He has served as President of Nanco Enterprises Inc., a New York based commercial and industrial park operator and developer. He also assisted his brother Paul to successfully lead a leveraged buyout of Wilson Farms, a subsidiary of Tops Friendly Markets, consisting of approximately 200 convenience stores, which was sold to 7-Eleven in 2011.

Anthony also holds extensive experience in public service. In 1994, he was elected to the New York State Senate, and re-elected twice in 1996 and 1998. At age 28, he was one of the youngest state senators ever elected in New York's history. Widely respected for his strengths in fiscal policy, Anthony was elected Comptroller for the City of Buffalo in 1999. In 2002, he was appointed as Deputy Comptroller for the State of New York.

Anthony is a graduate of Syracuse University Whitman School of Management. He currently serves on the Buffalo State University Foundation Board.

Experience

Sinatra & Co.
Chief Investment Officer
April 2020 - Present (5 years 2 months)
Buffalo, New York, United States

Three Chord Bourbon, Inc
3 years

Chief Financial Officer
June 2022 - Present (3 years)
Clarence, New York, United States

Chief Financial Officer
June 2022 - Present (3 years)
Clarence, New York, United States

Chalice Wealth Partners
President
March 2017 - Present (8 years 3 months)
Greater San Diego Area

Owner of Nanco Enterprises and Nanco Associates
President
December 1988 - Present (36 years 6 months)

The Nanula family has their roots in the Supermarket Business. Nanula's father Savino was a founder of Tops Supermarkets, a regional Supermarket chain which was sold to Royal Ahold in 1991. In 2005, his family, lead by his brother Paul, re-acquired Wilson Farms/Sugarcreek division of Tops, a 197 unit convenience store chain. Anthony was active in assisting with the selection of an equity partner and structure of relationship between management and equity firm.

New York State Office of State Comptroller
Deputy Comptroller
January 2003 - June 2004 (1 year 6 months)

As Deputy Comptroller of the State of New York, Nanula oversaw the Division of Local Government Services and Economic Development. He was responsible for managing the affairs of 225 employees who had audit authority and provided various other oversight and support services to local governments and school districts.

In this role, Nanula was also responsible for expanding the scope of the Division's activities to include products and services designed to improve the condition of local governments and the communities they serve. Services included an Economic Development unit that assisted local governments and other agencies and companies to retain and expand jobs in New York State.

Comptroller for the City of Buffalo, New York
Comptroller
January 2000 - December 2002 (3 years)

Nanula was the elected to the Chief Fiscal Officer post in 1999. Responsibilities included audit authority over City and School District affairs, management of City finances, including accounting, payroll, accounts payable and cash flow. He was also was sole authority for the issuance of General Obligation and other debt for the City and School District.

Other involvement included participation as a member of the Joint Schools Construction Board, which is responsible for school reconstruction/new construction for the City of Buffalo School District. Nanula served on the board during its early stages; he was instrumental in assisting in passage of State and Local legislation allowing the Board to use alternative financing and bidding practices for the project. He also was fundamental in the development of the construction management and financial construct that facilitated the nearly $1billion project.

New York State, Senate Buffalo and Niagara Falls.
Assistant Minority Leader
February 1994 - December 1999 (5 years 11 months)

He was an Assistant Minority Leader of the Senate and also served on the Finance and Rules committees. Major focuses during his tenure were economic development, education and strengthening neighborhoods. Nanula was fundamental in the establishment of Block clubs in the City of Niagara Falls. He authored a study entitled "the financing of affordable home ownership in NYS" to address the need to make more renters into owners in upstate NY cities.

New York State Senate
NYS Senator 1994-1999
February 1994 - December 1999 (5 years 11 months)

NYS Senator representing Buffalo and Niagara Falls

Education

Syracuse University - Martin J. Whitman School of Management
Bachelor's degree, marketing and supply chain management · (1984 - 1988)